UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.3)


                                  Proliance Inc.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of class of securities)


                                    74340R104
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                                 (CUSIP Number)


                             CARL WILLIAM DINGER III
                                   PO BOX 150
                             GREEN VILLAGE, NJ 07935
                                 (973-408-9377)
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           (Name, address and telephone number of person authorized to receive notices and communications)


                                  July 12, 2007
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /.

Note: Schedules filed in paper format shall include a signed original and five copies of Schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   74340R104


1. NAMES OF THE REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                  Carl W. Dinger III*                ###-##-####
                  Ashley E. Dinger Trust             22-6710058
                  Caleigh N. Dinger Trust            22-6710059
                  Shelby C. Dinger Trust             22-6739944
                  Carousel World LP                  22-3699584
                  Jeff E. Dinger*                    ###-##-####

      (*individually and as trustee for three separate irrevocable trusts for the benefit of Carl W. Dinger III's children)


2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

      (a)      / X /

      (b)      /   /


3.    SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  PF, OO of each reporting person of the group

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

               /   /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Carl W. Dinger III - USA
                  Jeff E. Dinger    - USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.    SOLE VOTING POWER

                  997,350

8.    SHARED VOTING POWER

                  0

9     SOLE DISPOSITIVE POWER

                  997,350

10.   SHARED DISPOSITIVE POWER

                  0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  Carl W. Dinger III -               518,900 shares
                  Ashley E. Dinger Trust -           100,000
                  Caleigh N. Dinger Trust -          100,000
                  Shelby C. Dinger Trust-            100,000
                  Carousel World LP                  115,500
                  Jeff E. Dinger                      62,950

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              /   /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.51%


14.   TYPE OF REPORTING PERSON

                  IN

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

The following constitutes the Schedule 13D filed by the undersigned

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $.01 par value per share ("the shares"), of Proliance, Inc., (the "Issuer"). The principal offices of the Issuer are at 100 Gando Drive, New Haven, CT. 06513

ITEM 2. IDENTITY AND BACKGROUND

a.) This statement is being filed jointly by Carl W. Dinger III, individually and as trustee for three individual trusts, (the "Filers") and as general partner of Carousel World LP. The beneficiaries of the irrevocable trusts are the children of Carl W. Dinger III, Ashley E. Dinger, Caleigh N. Dinger and Shelby C. Dinger. Jeff E. Dinger is a co-trustee of the three trusts and a general partner of Carousel World LP.

b.)   The principal address of each person or entity in the group is as follows:

                  Carl W. Dinger III (individually and as trustee)
                  PO Box 150
                  Green Village, NJ 07935

c.) Present Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  Carl W. Dinger III - Consultant/Officer of Carousel World LP Jeff E. Dinger - Consultant/Officer of Carousel World LP

d.) No reporting person in the group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.) None of the reporting persons in this group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.) Mr. Carl W. Dinger III, Jeffrey E. Dinger and Ashley E. Dinger are citizens of the United States.

ITEM 3. SOURCE OF FUNDS

The source of funds of each of the filers are personal funds in two accounts, borrowings from investment brokerage accounts supported by several equity holdings. The three irrevocable trusts and Carousel World LP have no such borrowings.

ITEM 4. PURPOSE OF THE TRANSACTION

The filing group has owned the shares for investment purposes. The Filing Group may buy or sell issuer's shares at any time.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

a.) As reported in the Issuer's 10Q for the year ending March 31, 2007, the issuer had 15,305,701 common shares outstanding. The filing group owns 997,350 common shares representing 6.51% of the Issuer's shares outstanding. Each member of the group owns shares as follows:

                  Carl W. Dinger III -               518,900 shares
                  Ashley E. Dinger Trust -           100,000
                  Caleigh N. Dinger Trust -          100,000
                  Shelby C. Dinger Trust-            100,000
                  Carousel World LP                  115,500
                  Jeff E. Dinger                      62,950

*Children of Carl W. Dinger III with Carl W. Dinger III and Jeff Dinger act as trustees.

b.) Carl W. Dinger III retains voting control over his holdings. Carl W. Dinger III and Jeff Dinger vote the shares for the trusts as trustees and the shares of Carousel World LP as general partners.

c.) Transactions over the past sixty days are as follows:

    For all accounts (sales):

                  Date:             Shares:        Average Price:

                  7/12/2007          10,600           $3.00
                  7/11/2007          12,500            3.00
                  7/10/2007          21,000            3.00
                  7/09/2007          12,650            3.01
                  7/06/2007           3,729            2.97
                  7/03/2007          13,871            3.08
                  7/02/2007           8,500            3.07
                  6/29/2007           6,250            3.09
                  6/27/2007          24,800            3.09
                  6/26/2007          32,000            3.08


d.) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of common stock.

e.) Not applicable

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

There are no materials to be filed as exhibits.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


July 12, 2007
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Date



(Carl W. Dinger III)
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Carl W. Dinger III, individually, as trustee and as general partner.



(Jeffrey E. Dinger)
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Jeffrey E. Dinger, as trustee and as general partner.